
July 13, 2020

Jeffrey Herbers
Chief Financial Officer
Cypress Environmental Partners, L.P.
5727 South Lewis Avenue
Suite 300
Tulsa, OK 74105

      Re: Cypress Environmental Partners, L.P.
           Form 10-K for Fiscal Year Ended December 31, 2020
           File No. 001-36260

Dear Mr. Herbers:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation